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PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated December 18, 2000)         File No. 333-32586

                         500,000 SHARES OF COMMON STOCK

                          HOMESEEKERS.COM, INCORPORATED

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         We are offering all of the 500,000 shares of our common stock being offered by this prospectus. Our common stock is quoted on the Over-The-Counter ("OTC") Bulletin Board under the symbol "HMSK." On August 15, 2001, the last reported sale price of the common stock on the OTC Bulletin Board was $0.32 per share.

         EntrePort Corporation ("EntrePort") has purchased 500,000 shares of our common stock for consideration of approximately $250,000, which represents an advance against the purchase price of the existing business of EntrePort. We delivered the shares in Reno, Nevada on or about August 17, 2001.

         SEE "RISK FACTORS" ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR VARIOUS RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES.

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 21, 2001.

         We have not authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of any securities other than the 500,000 shares of our common stock. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus dated December 18, 2000. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information incorporated by reference, is accurate as of the date in the front cover of this prospectus supplement only.

         The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock, may be restricted by law in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized nor in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                                 USE OF PROCEEDS

         We will not receive any cash consideration from the sale of the common stock offered by us. We are issuing the shares to EntrePort for consideration consisting of amounts owed by us to EntrePort as an advance against the purchase price of the existing business of EntrePort.




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                              PLAN OF DISTRIBUTION

         Pursuant to a Letter of Intent dated July 6, 2001 between us and EntrePort, we have agreed to sell to EntrePort, and EntrePort has agreed to purchase from us, 500,000 shares of our common stock for an aggregate purchase price of approximately $250,000, which consists entirely of amounts due to EntrePort as an advance against the purchase price of the existing business of Entreport.

         EntrePort has advised us that it is not acting as an underwriter, placement agent, broker or dealer in connection with its acquisition of our common stock and that it is purchasing our common stock for its own account and not with a view to distribution.




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